IAO KUN GROUP HOLDING COMPANY LIMITED ANNOUNCES RECORD DATE AND

PAYMENT DATE OF 2014 SIX MONTH CASH DIVIDEND

Hong Kong, China – September 22, 2014 – Iao Kun Group Holding Company Limited (“IKGH” or the “Company”) (NASDAQ: IKGH), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and collaborator, previously announced that its Board of Directors had authorized a regular dividend each year after the release of the Company’s financial results for the six months ending June 30 (the “Six Month Dividend”). The Board of Directors previously reduced the Six Month Dividend from $0.08 per share to $0.026 per share beginning with the Six Month Dividend payable for 2014.

The Company today announces that the record date for the 2014 Six Month Dividend will be October 3, 2014, and that the payment date will be October 14, 2014.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and collaborator, and is entitled to receive all of the profits of the VIP gaming promoters and collaborator from VIP gaming rooms. IKGH’s VIP room gaming promoters and collaborator currently participate in the promotion of five major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai, and Le Royal Arc Casino, located in NAPE, Downtown Macau.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

Contact

James Preissler

646-450-8808

preissj@ikghcl.com